Chicken Waffle Inc.



ANNUAL REPORT

4600 Seton Center pkwy, APT 426

Austin, TX 78759

0

https://chickenwaffle.com

This Annual Report is dated April 28, 2022.

BUSINESS

Chicken Waffle develops and publishes content for every major platform. We have launched our games in many regions around the world, and our goal is to continue growing our publishing efforts to become one of the top game studios. We are working with some well-known IP, and have some amazing upcoming announcements!

We have developed award-winning games, interactive XR tools and location-based solutions. We have several awesome eSports and social games preparing to launch in locations around the world.

Our strong experience and industry knowledge offer unique growth opportunities. We have built some of the top social experiences across the metaverse, and our industry connections allow us opportunities to grow our publishing library across the gaming marketplace.

We have built an amazing portfolio of AR/VR games and experiences for an incredible list of clients and partners. We then continued to invest our revenue back into the company, developing a robust framework of tools for building/publishing interactive content.

Chicken Waffle Inc. was initially organized as Chicken Waffle LLC, a Texas limited liability company on January 31, 2017, and filed as a Delaware corporation on May 6, 2021.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Chicken Waffle, LLC was formed on January 31, 2017, in the state of Texas. The financial statements of Chicken Waffle, LLC, (which may be referred to as the " Company," " we," " us," or "our,") are prepared in accordance with accounting principles generally accepted in the United States of America (" U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

With several games in Beta and over 1 billion YouTube views of their VR game, Baby Hands, Chicken Waffle, LLC is an experienced Virtual Reality Company with cutting-edge technology to provide gamers with high-quality, immersive, interactive and social gaming experience. We believe we are leading the industry by developing innovative solutions that are high-quality. Chick Waffle has developed very unique gaming mechanics techniques for their VR games, which have won Best in Show VR at Augmented World Expo and Best VR Esports Experience at CES.

In 2019, the Company had a Net revenue of $360,789.00

In 2020, the Company had a Net revenue of $363,694.00

In 2021, the Company had a Net revenue of $334,449.00

Beginning around March 2020, the COVID-19 virus has been declared a global pandemic as it continues to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries, could be severely impacted for months or beyond as governments and their citizens take significant and unprecedented measures to mitigate the consequences of the pandemic. Management is carefully monitoring the situation and evaluating its options during this time. Due to these reasons, the revenue was flat for 2020. However, the Company continued to develop proprietary software and IP without incurring any debt.

The Company currently has no debt.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future, because we have several upcoming games and publishing partnerships preparing to launch soon, and we expect these additional properties to generate substantial revenue. Past cash was primarily generated through initial game sales and revenues from alternative services to include white label contract work for 3rd-party clients. Our goal is to continue publishing original IP, and grow our publishing pipeline with additional innovative games and software.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $23,321.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Positions and offices currently held with the issuer:
Position: Chief Executive Officer (CEO)
Dates of Service: January 31, 2017 - Present
Responsibilities: Studio Head / Creative Director / Lead Programmer (Yearly Salary $240,000 and 16M Class B Voting shares)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Voting Common Stock
Stockholder Name: Finn Staber
Amount and nature of Beneficial ownership: 16,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Finn Staber

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The office lease is under Finn Staber's name, and he does not make any money off this transaction.

Material Terms: The Company rents an office from its member on a month-to-month basis. Rent for 2020 and 2019 amounted to $37,600 and $38,430, respectively.

OUR SECURITIES

The company has authorized Class A Non-Voting Common Stock, Class B Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,199,040 of Class A Non-Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 19,000,000 with a total of 2,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class A Non-Voting Common Stock.

Class B Voting Common Stock

The amount of security authorized is 16,000,000 with a total of 16,000,000 outstanding.

Voting Rights

Class B Voting Common Stock has full voting rights

Material Rights

There are no material rights associated with Class B Voting Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A non-voting common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our interactive games and development tools ("Products"). Delays or cost overruns in the development of our Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class A non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Chicken Waffle Inc. was formed on May 6, 2021 and Chicken Waffle LLC was formed Jan 30, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Chicken Waffle LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that game development/publishing is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Chicken Waffle or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Chicken Waffle could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Chicken Waffle Inc.

By   /s/ *Finn Staber*

    Name: <u>Finn Staber</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Form **8453-C**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Declaration for an IRS *e-file* Return

▶ File electronically with the corporation's tax return. Do not file paper copies.
▶ Go to *www.irs.gov/Form8453C* for the latest information.

OMB No. 1545-0123

2021

For calendar year 2021, or tax year beginning May 6 , 2021, ending Dec 31 , 2021

Name of corporation	Employer identification number
Chicken Waffle Inc.	86-3731668

Part I	Tax Return Information (Whole dollars only)		
1	Total income (Form 1120, line 11)	**1**	
2	Taxable income (Form 1120, line 30)	**2**	
3	Total tax (Form 1120, line 31)	**3**	0.
4	Amount owed (Form 1120, line 35)	**4**	
5	Overpayment (Form 1120, line 36)	**5**	0.

Part II	Declaration of Officer (see instructions) **Be sure to keep a copy of the corporation's tax return.**

6a ☐ I consent that the corporation's refund be directly deposited as designated on the **Form 8050,** Direct Deposit of Corporate Tax Refund, that will be electronically transmitted with the corporation's 2021 federal income tax return.

b ☒ I do not want direct deposit of the corporation's refund **or** the corporation is not receiving a refund.

c ☐ I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment.

If the corporation is filing a balance due return, I understand that if the IRS does not receive full and timely payment of its tax liability, the corporation will remain liable for the tax liability and all applicable interest and penalties.

Under penalties of perjury, I declare that I am an officer of the above corporation and that the information I have given my electronic return originator (ERO), transmitter, and/or intermediate service provider (ISP) and the amounts in Part I above agree with the amounts on the corresponding lines of the corporation's 2021 federal income tax return. To the best of my knowledge and belief, the corporation's return is true, correct, and complete. I consent to my ERO, transmitter, and/or ISP sending the corporation's return, this declaration, and accompanying schedules and statements to the IRS. I also consent to the IRS sending my ERO, transmitter, and/or ISP an acknowledgment of receipt of transmission and an indication of whether or not the corporation's return is accepted, and, if rejected, the reason(s) for the rejection. If the processing of the corporation's return or refund is delayed, I authorize the IRS to disclose to my ERO, transmitter, and/or ISP the reason(s) for the delay, or when the refund was sent.

Sign Here ▶

Signature of officer	04/18/2022	▶ CEO
	Date	Title

Part III	Declaration of Electronic Return Originator (ERO) and Paid Preparer (see instructions)

I declare that I have reviewed the above corporation's return and that the entries on Form 8453-C are complete and correct to the best of my knowledge. If I am only a collector, I am not responsible for reviewing the return and only declare that this form accurately reflects the data on the return. The corporate officer will have signed this form before I submit the return. I will give the officer a copy of all forms and information to be filed with the IRS, and have followed all other requirements in **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns. If I am also the Paid Preparer, under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This Paid Preparer declaration is based on all information of which I have any knowledge.

ERO's Use Only	ERO's signature ▶		Date	Check if also paid preparer ☐	Check if self-employed ☐	ERO's SSN or PTIN
	Firm's name (or yours if self-employed), address, and ZIP code ▶				EIN	
					Phone no.	

Under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This declaration is based on all information of which I have any knowledge.

Paid Preparer Use Only	Print/Type preparer's name	Preparer's signature		Date	Check ☐ if self-employed	PTIN
	Firm's name ▶				Firm's EIN ▶	
	Firm's address ▶				Phone no.	

For **Privacy Act and Paperwork Reduction Act Notice, see instructions.** BAA

REV 03/30/22 TTBIZ   Form **8453-C** (2021)

SCHEDULE C
(Form 1040)

Department of the Treasury
Internal Revenue Service (99)

Profit or Loss From Business
(Sole Proprietorship)

▶ **Go to** *www.irs.gov/ScheduleC* **for instructions and the latest information.**

▶ **Attach to Form 1040, 1040-SR, 1040-NR, or 1041; partnerships must generally file Form 1065.**

OMB No. 1545-0074

2021

Attachment
Sequence No. **09**

Name of proprietor	Social security number (SSN)
Finn Staber	460-87-7116

A Principal business or profession, including product or service (see instructions)
Game Development

B Enter code from instructions ▶ 5 4 1 5 1 0

C Business name. If no separate business name, leave blank.
Chicken Waffle, LLC

D Employer ID number (EIN) (see instr.) 8 1 5 0 3 7 6 3 0

E Business address (including suite or room no.) ▶ 4600 Seton Center Pkwy, Apt. 426
City, town or post office, state, and ZIP code   Austin, TX 78759-5255

F Accounting method: **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other (specify) ▶ _____

G Did you "materially participate" in the operation of this business during 2021? If "No," see instructions for limit on losses . ☒ Yes ☐ No

H If you started or acquired this business during 2021, check here . . . . ▶ ☐

I Did you make any payments in 2021 that would require you to file Form(s) 1099? See instructions . . . . ☒ Yes ☐ No

J If "Yes," did you or will you file required Form(s) 1099? . . . . ☒ Yes ☐ No

Part I   Income

1	Gross receipts or sales. See instructions for line 1 and check the box if this income was reported to you on Form W-2 and the "Statutory employee" box on that form was checked . . . . ▶ ☐	1	334,449.
2	Returns and allowances	2	
3	Subtract line 2 from line 1	3	334,449.
4	Cost of goods sold (from line 42)	4	
5	**Gross profit.** Subtract line 4 from line 3	5	334,449.
6	Other income, including federal and state gasoline or fuel tax credit or refund (see instructions)	6	
7	**Gross income.** Add lines 5 and 6 . . . . ▶	7	334,449.

Part II   Expenses. Enter expenses for business use of your home **only** on line 30.

8	Advertising	8	8,640.	18	Office expense (see instructions) .	18	4,588.
9	Car and truck expenses (see instructions)	9	0.	19	Pension and profit-sharing plans .	19	
10	Commissions and fees .	10		20	Rent or lease (see instructions):		
11	Contract labor (see instructions)	11	242,600.	a	Vehicles, machinery, and equipment	20a	
12	Depletion	12		b	Other business property . . .	20b	21,852.
13	Depreciation and section 179 expense deduction (not included in Part III) (see instructions)	13	8,090.	21	Repairs and maintenance . . .	21	
				22	Supplies (not included in Part III) .	22	1,976.
				23	Taxes and licenses	23	
				24	Travel and meals:		
14	Employee benefit programs (other than on line 19) .	14		a	Travel	24a	7,545.
15	Insurance (other than health)	15		b	Deductible meals (see instructions)	24b	872.
16	Interest (see instructions):			25	Utilities	25	5,765.
a	Mortgage (paid to banks, etc.)	16a		26	Wages (less employment credits)	26	
b	Other	16b		27a	Other expenses (from line 48) . .	27a	32,340.
17	Legal and professional services	17		b	**Reserved for future use** . . .	27b	

28	**Total expenses** before expenses for business use of home. Add lines 8 through 27a . . . . . . ▶	28	334,268.
29	Tentative profit or (loss). Subtract line 28 from line 7	29	181.
30	Expenses for business use of your home. Do not report these expenses elsewhere. Attach Form 8829 unless using the simplified method. See instructions. **Simplified method filers only:** Enter the total square footage of (a) your home: _____ and (b) the part of your home used for business: _____ . Use the Simplified Method Worksheet in the instructions to figure the amount to enter on line 30	30	
31	**Net profit or (loss).** Subtract line 30 from line 29. • If a profit, enter on both **Schedule 1 (Form 1040), line 3,** and on **Schedule SE, line 2.** (If you checked the box on line 1, see instructions). Estates and trusts, enter on **Form 1041, line 3.** • If a loss, you **must** go to line 32.	31	181.
32	If you have a loss, check the box that describes your investment in this activity. See instructions. • If you checked 32a, enter the loss on both **Schedule 1 (Form 1040), line 3,** and on **Schedule SE, line 2.** (If you checked the box on line 1, see the line 31 instructions.) Estates and trusts, enter on **Form 1041, line 3.** • If you checked 32b, you **must** attach **Form 6198.** Your loss may be limited.	32a ☐ All investment is at risk. 32b ☐ Some investment is not at risk.	

I, Finn Staber, the CEO of Chicken Waffle Inc., hereby certify that the financial statements of Chicken Waffle Inc. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $334,449; taxable income of $181 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 4/1/2022.

_____ (Signature)

_____CEO_____ (Title)

_____4/1/2022_____ (Date)

CERTIFICATION

I, Finn Staber, Principal Executive Officer of Chicken Waffle Inc., hereby certify that the financial statements of Chicken Waffle Inc. included in this Report are true and complete in all material respects.

Finn Staber

CEO